Form N-8A

Name:  E.M.O. Sterling Return LT Fund LP

Address: 261 Madison Avenue, 9th Floor
New York, NY 10016-2303

Telephone: 212-983-1818

Name and Address of agent for service of process:
E. Magnus Oppenheim
261 Madison Avenue, 9th Floor
New York, NY 10016-2303

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment company of Act 1940 concurrently with the filing of Form N-8A: Yes

	Item 1		E.M.O Sterling Return LT Fund LP
			E(sriel) M(agnus) O(ppenheim)

	Item 2		New York State as of February 16, 1994

	Item 3		Limited Partnership

	Item 4		Management Company

	Item 5(a)	Open-ended Company
	      (b)	as a Diversified Company

	Item 6		E(sriel) Magnus Oppenheim & Co., Inc.
			Registered Investment Advisor
			261 Madison Avenue, 9th Floor
			New York, NY 10016-2303

	Item 7		E(sriel) Magnus Oppenheim Asset Management Inc.
			261 Madison Avenue, 9th Floor
			New York, NY 10016-2303
			E(sriel) Magnus Oppenheim, President

	Item 8		N/A

	Item 9 (a)	Yes
	       (b)	N/A
	       (c)	Yes
	       (d)	Yes.  (Partnership shares)
	       (e)	68.	N/A

	Item 10	$16,162,595

	Item 11	NO

	Item 12	See attached

Signatures:

Form of signature if registrant is an unincorporated investment company not having a board of directors:

Pursuant to the requirements of the Investment Company Act of 1940 the Sponsor(sponsor, trustee, or custodian)
___________________ of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and state of New York on the 13th day of July 2017.

Signature: E. Magnus Oppenhim (Name of Registrant)

By: E. Magnus Oppenheim (Name of sponsor, trustee or custodian)

By: E. Magnus Oppenheim (Name of officer of sponsor, trustee or custodian)

Title: President of General Partner

Attest: Lonette Durrant
Title: Administrator


E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2016

With Independent Auditors Report


DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS REPORT 1
FINANCIAL STATEMENTS
STATEMENT OF ASSETS AND LIABILITIES 3
STATEMENT OF OPERATIONS	4
STATEMENT OF CHANGES IN NET ASSETS (PARTNERS CAPITAL) 5
STATEMENT OF INVESTMENTS IN SECURITIES	6-7
NOTES TO FINANCIAL STATEMENTS	8-11
SUPPLEMENTARY INFORMATION
SCHEDULE OF QUARTERLY NET ASSET VALUES
          PER FUND SHARE		13

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

270 MADISON AVENUE, SUITE 1500
NEW YORK, NEW YORK 10016

___________________

(212) 687-7215
FAX:  (212) 370-4024


INDEPENDENT AUDITORS REPORT


To the Partners of E.M.O. Sterling Return LT Fund L.P.
(A limited partnership)

We have audited the accompanying financial statements of E.M.O.
Sterling Return LT Fund L.P. (a limited partnership), which comprise the statement of assets and liabilities, including the statement of investments in securities, as of December 31, 2016, and the related statement of operations for the year then ended, the statement of changes in net assets (partners capital) for each of the two years in the period then ended and the related notes to the financial statements.

Managements Responsibility for the Financial Statements

The general partner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.
In making those risk assessments, the auditor considers internal controls relevant to the entitys preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the


DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

270 MADISON AVENUE, SUITE 1500
NEW YORK, NEW YORK 10016

___________________

(212) 687-7215
FAX:  (212) 370-4024


INDEPENDENT AUDITORS REPORT

Auditors Responsibility (Continued)

effectiveness of the entitys internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.M.O. Sterling Return LT Fund L.P.
as of December 31, 2016, and the results of its operations for the year then ended and the changes in its net assets (partners capital) for each of the two years in the period then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Quarterly Net Asset Values Per Fund Share on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 25, 2017


E.M.O. STERLING RETURN LT. FUND L.P.
(a limited partnership)

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2016


The accompanying notes are an integral part of these financial statements.

- 3

E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016


The accompanying notes are an integral part of these financial statements.

- 4

E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

STATEMENT OF CHANGES IN NET ASSETS (PARTNERS CAPITAL)

YEARS ENDED DECEMBER 31, 2016 and 2015

The accompanying notes are an integral part of these financial statements.

- 5

E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

STATEMENT OF INVESTMENTS IN SECURITIES

YEAR ENDED DECEMBER 31, 2016

(CONTINUED)

The accompanying notes are an integral part of these financial statements.

- 6

E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

STATEMENT OF INVESTMENTS IN SECURITIES

YEAR ENDED DECEMBER 31, 2016


The accompanying notes are an integral part of these financial statements.

- 7

E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016


NOTE 1 - DESCRIPTION OF OPERATIONS

	E.M.O. Sterling Return LT Fund L.P. (a limited partnership) began operations April 20, 1994. It was formed pursuant to the laws of New York State to invest in stocks and bonds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

	The following is a summary of significant accounting policies consistently followed by E.M.O. Sterling Return LT Fund L.P.
in the preparation of its financial statements:

a)	Security valuation

All investments in securities are reported at their fair value,

as described in Note 3.

b)	Income taxes

The Partnership is not subject to income taxes; its partners are taxed on their share of partnership taxable income.

c)	Use of estimates

The preparation of financial statements in conformity with U.S.
generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.


- 8

E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d)	Securities transactions and related income

	The Partnership records securities transactions based on the trade date (the date on which the buy or sell order is executed). Dividend income is recognized on the ex-dividend date, and Interest income and expenses are recorded on the accrual basis.

NOTE 3 SECURITIES VALUATION

a)	Hierarchy of fair value inputs

A company utilizes various methods to measure the fair value of most of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value.
The three levels of inputs are as follows:

Level 1. Unadjusted quoted prices in active markets for identical securities that a company has the ability to access.

Level 2. Observable inputs other than quoted prices included in Level 1 that are observable for securities either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3. Unobservable inputs for securities to the extent that relevant observable inputs are not available, representing the companys own assumptions about the assumptions that a market participant would use in valuing a security, and that would be based on the best information available.

E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016


NOTE 3 SECURITIES VALUATION (continued)

b)	Fair value measurements

The Partnerships investments consist solely of equity securities (common and preferred stock) traded on a national securities exchange (or reported on the NASDAQ national market) and are valued at their last reported sales price as of the last business day of the year without adjustments. Accordingly, they are categorized in Level 1 of the fair value hierarchy.

NOTE 4 - FUND ACCOUNTING SERVICES

           The general partner engages Gemini Fund Services LLC to perform the accounting of the Funds securities transactions and financial activity as well as calculating partner valuations.

NOTE 5 - RELATED PARTY TRANSACTIONS

	Mr. E. Magnus Oppenheim is the principal controlling shareholder of E. Magnus Oppenheim & Co., Inc., Registered Investment Advisor, the investment advisor to the partnership, and is the principal and controlling shareholder of the general partner,
E. Magnus Oppenheim Asset Management, Inc. Mr. Oppenheim is a limited partner as well.

	Securities purchased and sold by the Partnership are executed by E. Magnus Oppenheim & Co., Inc., a member of FINRA and SPIC, which charges regular institutional rate commissions.

	The general partner pays all regular operating expenses on behalf of the Partnership. Extraordinary or nonrecurring expenses, as reasonably determined by the general partner, may be charged to the partnership. However, no expenses have been charged by the general partner since the inception of the Partnership.

	The Partnership pays the general partner an annual management fee of 1 1/4% of the fair value of partnership net assets up to $15 million, and 1% of the fair value of partnership net assets exceeding $15 million.

E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016


NOTE 6 SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

	At December 31, 2016, the Partnerships cash totaling $2,187,919 was invested in Dreyfus Treasury Securities Cash Management Fund and held in its custodial account at MUFG Union Bank N.A. This money market fund invests primarily in securities which are issued by the U.S. government, its agencies or instrumentalities. The principal value of the portfolio is not guaranteed by the U.S. government and is not protected by FDIC or SPIC insurances.

NOTE 7 FINANCIAL HIGHLIGHTS

	In accordance with regulatory requirements for financial reporting by all investment companies (including funds that are exempt from registration requirements), the Partnership has included below certain financial highlight information.

	The ratios and total return shown below are calculated based on limited partnership interests only taken as a whole. An individual limited partners ratios and total return may vary from those shown below due to the timing of capital contributions and withdrawals.

	The ratios and total return shown below are calculated based on limited partners weighted-average net assets after the deduction of the annual management fee for the year:

SUPPLEMENTARY INFORMATION


E.M.O. STERLING RETURN LT FUND L.P.
(a limited partnership)


SCHEDULE OF QUARTERLY NET ASSET VALUES PER FUND SHARE


- 13 -